File by SunTrust Banks, Inc.
Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Wachovia Corporation
Commission File No. 1-9021

Date: June 29, 2001
The following investor presentation may be used from time to time by SunTrust in solicitations of Wachovia shareholders.

— Transaction Review —

June 27, 2001

FORWARD LOOKING INFORMATION

This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, (i) statements about the benefits of a merger between SunTrust and Wachovia, including future financial and operating results, cost savings and accretion to reported and cash earnings that may be realized from such merger; (ii) statements with respect to SunTrust's plans, objectives, expectations and intentions and other statements that are not historical facts; and (iii) other statements identified by words such as "believes", "expects". "anticipates", "estimates", "intends", "plans", "targets", "projects" and similar expressions. These statements are based upon the current beliefs and expectations of SunTrust's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the businesses of SunTrust and Wachovia may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the merger may not be fully realized or realized within the expected time frame; (3) revenues following the merger may be lower than expected; (4) deposit attrition, operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the merger; (5) the regulatory approvals required for the merger may not be obtained on the proposed terms or on the anticipated schedule; (6) the failure of SunTrust's and Wachovia's stockholders to approve the merger; (7) competitive pressures among depository and other financial institutions may increase significantly and may have an effect on pricing, spending, third-party relationships and revenues; (8) the strength of the United States economy in general and the strength of the local economies in which the combined company will conduct operations may be different than expected, resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on the combined company's loan portfolio and allowance for loan losses; (9) changes in the U.S. and foreign legal and regulatory framework; and (10) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on the combined company's capital markets and asset management activities.

FORWARD LOOKING INFORMATION

Additional factors that could cause SunTrust's results to differ materially from those described in the forward-looking statements can be found in SunTrust's reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission and available at the SEC's Internet site (http://www.sec.gov). All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to SunTrust or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above. SunTrust does not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statements are made.

On May 14, 2001, SunTrust delivered a merger proposal to the Board of Directors of Wachovia. Subject to future developments, SunTrust intends to file with the SEC a registration statement at a date or dates subsequent hereto to register the SunTrust shares to be issued in its proposed merger with Wachovia. Investors and security holders are urged to read the registration statement (when available) and any other relevant documents filed or to be with the SEC, as well as any amendments or supplements to those documents, because they contain (or will contain) important information. Investors and security holders may obtain a free copy of the registration statement (when available) and such other documents at the SEC's Internet web site at www.sec.gov. The registration statement (when available) and such other documents may also be obtained free of charge from SunTrust by directing such request to: SunTrust Banks, Inc., 303 Peachtree Street, N.E., Atlanta, GA 30308, Attention: Gary Peacock (404-658-4753).

A BETTER DEAL
SunTrust Creates Value for Wachovia and Its Shareholders

We believe our proposal offers:

- ✓ **Higher current value**
- ✓ **Simpler and better dividend; with a history of dividend growth**
- ✓ **Upside not dependent on P/E expansion**
- ✓ **Stronger currency; better track record**
- ✓ **Lower execution risk**
- ✓ **Fewer branch closings and staff reductions**
- ✓ **Better outcome for employees, customers and communities**

As of the close 6/27/01:
14% increase in Wachovia price in 32 trading days since SunTrust made its proposal
1% increase in Wachovia price in first 20 trading days after First Union announced its merger

Despite 3 revisions to First Union/Wachovia deal, SunTrust believes its proposal is still superior

COMPARISON OF PROPOSALS

First Union Deal	SunTrust Deal	
Price (1)	$67.80	$69.83	$2.03 or 3% higher
Dividends	$1.92 plus DEP security or $1.92 + $0.48 one time cash payment	$2.40(2)	Simpler and better
Cost Savings	$890MM	$500MM	Easier to execute
% Estimated Wachovia's Core Expense Base (3)	42%	23%	
Wachovia Pro Forma Ownership (4)	30%	44%	Higher Wachovia ownership

Notes: (1) Based on June 27, 2001 close; SunTrust transaction based on 1.081 exchange ratio.
(2) Based on SunTrust proposal to increase annual per share dividend to $2.22 and a 1.081 exchange ratio.
(3) Wachovia's core non-interest expense base pro forma for impact of Republic Security transaction and card sale.
(4) Based on common shares outstanding on 3/31/01.

DIVIDEND PROPOSAL COMPARISON

ILLUSTRATIVE DIVIDEND COMPARISON: SUNTRUST VS. FIRST UNION
Assuming 6% Annual Growth Rate in Dividend

Annual Dividend				
	SunTrust Proposal	Option 1	Option 2		
			Common Dividend	DEP Payment	Total
2002	$2.40	$2.40 (1)	$1.92	$0.48	$2.40
2003	2.54	2.04	2.04	0.36	2.40
2004	2.70	2.16	2.16	0.24	2.40
2005	2.86	2.29	2.29	0.11	2.40
2006	3.03	2.42	2.42	0.00	2.42

For example, under our assumptions, if you owned 50,000 Wachovia shares, the SunTrust proposal would pay you an additional $111,000 (vs. Option 1) or $75,000 (vs. Option 2) over the next five years.

Note: (1) $1.92 annual dividend plus $0.48 special dividend.

HIGHLY ATTRACTIVE FOOTPRINT
Concentration in High Growth and Affluent Markets(1)

- **7.5 million retail customers**
- **$98Bn in U.S. deposits(2)**
- **1,842 branches**
- **3,347 ATMs**
- **85% of U.S. Deposits are in Markets with Top 3 Ranking**

Best of both worlds: Market extension transaction for both banks funded with cost savings from overlapping regions and duplicative functions

#5
MD
Greater Washington Area
#1
#1
VA
#3
#4
TN
NC
SC
#1
GA
#1
#3
FL
SunTrust
Wachovia

Source: SNL Securities and company financials.

Notes: (1) Map does not include Alabama and Delaware. Before estimated divestitures.

(2) As of 9/00, most recent data available.

BETTER TRACK RECORD(1)
Fact Not Opinion

SunTrust	First Union	Scorecard SunTrust	Scorecard First Union
5 Year Total Shareholder Return[2]	98%	31%	✓	
5 Year Annual Growth Rates:				
Net Revenue per Share[3]	8	0	✓	
Core EPS[4]	12	(4)	✓	
Dividend[5]	14	(2)	✓	
5 Year Average Net Charge-Off Ratio	0.29	0.57	✓	
Restructuring Charges in Last 5 Years[6]	$365MM	$7,210MM	✓	
# of Times EPS Guidance Lowered in 1999	0	2	✓	
		Total	**7**	**0**

Notes: (1) Originally reported data.
(2) Source: FactSet. Through 3/31/01. Assumes reinvestment of dividends.
(3) 5-Yr CAGR 1996-2001; 1Q'01 annualized. Net revenue excludes non-recurring income and adjusted for stock splits.
(4) 5-Yr CAGR 1996-2001. 2001 EPS based on First Call estimates as of 5/25/01. Core EPS excludes non-recurring items, merger-related and restructuring charges and adjusted for stock splits.
(5) 5-Yr CAGR 1996-2001; 1Q'01 annualized. Adjusted for stock splits.
(6) Through 3/31/01.

DELIVERING CONSISTENT AND PREDICTABLE GROWTH

($)
SunTrust Cash Operating EPS(1)
1.20
1.00
0.80
0.60
0.65 0.71 0.73 0.75 0.78 0.81 0.84 0.87 0.90 0.94 0.98 0.95 0.99 1.04 1.04 1.08 1.10 1.12 1.14 1.15 1.17
1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q
1996
1997
1998
1999
2000
2001

($)
SunTrust Cash Dividends Per Share
0.50
0.45
0.40
0.35
0.30
0.25
0.20
0.15
0.20 0.20 0.20 0.23 0.23 0.23 0.23 0.25 0.25 0.25 0.25 0.25 0.35 0.35 0.35 0.35 0.37 0.37 0.37 0.37 0.40
1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q
1996
1997
1998
1999
2000
2001

Source: SunTrust 10Qs and earnings press releases.

Note: (1) Operating earnings as reported by SunTrust from 4Q '98 to date, adding back amortization of intangibles. Prior to 4Q '98 EPS as reported adjusted for non-recurring items.

RESULTS, NOT PROMISES
Core EPS(1)

($)
4.75
4.50
4.25
4.00
3.75
3.50
3.25
3.00
2.75
2.50
1996
1997
1998
1999
2000
2001E (2)
$3.10 (3)
$3.25
$3.21
$3.42
$2.97
$2.58
$2.72
$3.13
$3.31
$3.92
$4.39
$4.74
12% CAGR
Whose stock would you want to own?
(4%) CAGR
First Union
SunTrust

Notes: (1) Originally reported; excludes non-recurring items, merger-related and restructuring charges.
(2) First Call estimates as of 5/11/01.
(3) Adjusted for 1997 2-for-1 stock split.

RESULTS, NOT PROMISES
Total Returns(1)

1-Year
(%)
40
30
20
10
0
(10)
(20)
21% higher
15
(6)
SunTrust
First Union

5-Year
(%)
150
100
50
0
67% higher
98
31
SunTrust
First Union

10-Year
(%)
600
500
400
300
117% higher
493
377
SunTrust
First Union

Source: FactSet.

Note: (1) As of 3/31/01, assumes reinvestment of dividends.

FIRST UNION DEAL PREDICATED ON P/E MULTIPLE EXPANSION
Buying Cheap Stocks Hasn't Worked

History shows that banks with lower P/Es tend to produce lower returns than banks with higher P/Es

(%)
Cumulative Returns to Shareholders(1)
300
250
200
150
100
50
0
-50
214
108
147
58
45
(1)
20
(4)
32
28
1996
1997
1998
1999
2000
1st Quartile P/E(2)
4th Quartile P/E(2)

Source: FactSet.

Notes: (1) Cumulative returns from January 1 of the respective years to 6/27/01. Assumes reinvestment of dividends.

(2) 1st quartile consists of 6 banks with the highest P/Es and 4th quartile consists of 6 banks with the lowest P/Es of the S&P Bank Index at beginning of each period. Index consists of 23 banks.

WHO DO YOU THINK HAS LOWER INTEGRATION RISK?

First Union Proposal	SunTrust Proposal	First Union Proposal is
Estimated Cumulative Cost Savings			
Year 1	$490MM	$200MM	145% higher
Year 2	668	350	91% higher
Year 3	890	500	78% higher
% of Wachovia expenses[(1)]	42	23	
Job Losses	7,000	4,000	75% higher
Branch Closures	300	150-175	71-100% higher

"[First Union's] ostensibly "conservative" cost savings target – advertised as 8% of the combined company's expense base – is more appropriately viewed as a 35%-40% of Wachovia's cost base. In our opinion, **these [First Union] cost savings targets cannot be reconciled with projections of zero customer attrition**" – *Sean Ryan, Fulcrum Global Partners, May 15, 2001*

Note: (1) Estimated Wachovia expense base pro forma for impact of Republic Security transaction and card sale.

BE CAREFUL WHAT YOU READ: SETTING THE RECORD STRAIGHT

What They're Saying	Actual	
✓ **Conservative cost savings**	✓ **$890MM = 42% of Wachovia expenses[1]**	**Aggressive cost savings**
✓ **Deliberate approach to integration**	✓ **$490MM = 23% of Wachovia's expenses [1] in 1st year without any branch closings or systems conversions**	**Accelerated phase-in**
✓ **Capital Management and Capital Markets are growth drivers**	✓ **Businesses are volatile**	**No evidence of organic growth**
✓ **Wachovia shareholders will benefit in the future**	✓ **Low premium** ✓ **Speculative future benefits**	**What's new?** **More First Union promises!**

Note: (1) Estimated Wachovia expense base pro forma for impact of Republic Security transaction and card sale.

PREVIOUS PROMISES
Missteps Not Limited to CoreStates

First Union Acquisitions

	Dominion	First Fidelity	Wheat First
Announcement Date	9/21/92	6/19/95	8/20/97
Projected EPS (Yr) at announcement[(1)]	$3.54 (96)	$3.62 (97)	$3.90 (98)
Reported Operating EPS (Yr)	3.16 (96)	3.30 (97)	3.21 (98)[(2)]
Shortfall	(10.9%)	(8.8%)	(17.7%)

Source: First Union 10Ks, analyst presentations, press releases and IBES. EPS estimates adjusted for stock splits.

Notes: (1) Projected EPS based on First Union analyst presentations or assumed to be IBES median estimate as of announcement date when transaction described as "Immediately accretive to EPS" or "Accretive to EPS on consummation".

(2) Excludes non-recurring gains, benefits and expenses. Reported operating EPS was $3.77, a 3.3% shortfall.

PREVIOUS PROMISES
Missteps Not Limited to CoreStates (continued)

First Union Acquisitions

	Money Store[2]	Signet	CoreStates	EVEREN
Announcement Date	3/04/98	7/21/97	11/18/97	4/26/99
Projected EPS (Yr) at announcement[1]	$4.38 (99)	$4.36 (99)	$4.46 (99)	$4.52 (00)
Reported Operating EPS (Yr)	3.40 (99)	3.40 (99)	3.40 (99)	2.97 (00)
Shortfall	(22.4%)	(22.0%)	(23.8%)	(34.3%)

Sources: First Union analyst presentations, press releases, Company reports and IBES. EPS estimates adjusted for stock splits.

Notes: (1) Projected EPS based on First Union analyst presentations or assumed to be IBES median estimate as of announcement date when transaction described as "Immediately accretive to EPS" or "Accretive to EPS on consummation". EVEREN projected EPS based on $0.02 above median IBES estimates as of announcement date as company described transaction as $0.02 accretive to 2000 EPS.

(2) Restructuring and other charges related to Money Store totaled $2.6Bn in 2000. Source: First Union analyst presentation, June 26, 2000.

RESULTS, NOT PROMISES

FIRST UNION CoreStates

SUNTRUST CRESTAR

24% Shortfall
5.00
4.50
4.00
3.50
3.00
2.50
2.00
4.46
4.35
3.40
Promised
IBES(1)
Delivered(2)

1999 EPS

3% Shortfall
5.00
4.50
4.00
3.50
3.00
2.50
2.00
4.52
4.40
4.39
Promised
IBES (1)
Delivered (2)

2000 EPS

Source: Analyst presentation, company financials, SNL Securities.

Notes: (1) First Union IBES as of 1/1/99. SunTrust IBES as of 1/1/00.
(2) First Union reported operating EPS for 1999.